UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2012

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on May 7, 2012

Press release

Luxottica posts strong growth in first quarter of 2012

Net income rose by 27% to €146 million and net sales increased by 15% to €1.8 billion

Milan, Italy, May 7, 2012 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, met today and approved the consolidated results for the quarter ended March 31, 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

First quarter of 20121

(in millions of Euro)	1Q 2012	1Q 2011	Change

Net sales	1,788	1,556	+14.9% (+11.1% at constant exchange rates2)

Wholesale Division	727	641	+13.4% (+11.9% at constant exchange rates2)

Retail Division	1,061	915	+16.0% (+10.5% at constant exchange rates2)

Operating income	237	207	+14.0%
Adjusted[3,4]	258	207	+24.5%

Net income attributable to Luxottica Group stockholders	131	115	+14.0%
Adjusted[3,4]	146	115	+27.2%

Earnings per share	0.28	0.25	+13.5%
Adjusted[3,4]	0.32	0.25	+26.6%
In US$ adjusted[3,4]	0.41	0.34	+21.3%

Operating performance for the first quarter of 2012

The results for the first quarter of 2012 confirmed the positive signs seen during the first two months of the year and, more generally, the rapid growth trends reported by both of Luxottica’s Divisions in all of the geographic areas where the Group operates. The first quarter of 2012 was the best first quarter in Luxottica’s history largely as a result of the various initiatives implemented during the period.

Net sales growth in both Divisions increased by double digits compared to the first quarter of 2011, which was also a period characterized by strong growth. Especially strong performance was achieved in emerging markets, which grew by more than 36%, with peak sales growth of approximately 40% in  Brazil, India and East Asia. The Group’s performance in the important North American market remained very positive with Luxottica’s first quarter 2012

(3) The adjusted figures for the first quarter of 2012 do not include non-recurring reorganization costs for Luxottica’s OPSM business amounting to an approximately €22 million adjustment to Operating Income and an approximately €15 million adjustment to Net Income.

net sales in U.S. dollars growing by 8.5%, mainly due to the performance of the Wholesale Division (+18.1%), which benefited from the successful launch of the Coach brand.  LensCrafters and Sunglass Hut also contributed to these positive results with Sunglass Hut reporting a double-digit increase (+10.3%) in comparable store sales5.

Positive results were also achieved in Western Europe where, despite the difficult economic situation, Luxottica’s sales grew by 6%, primarily due to the strength of Luxottica’s brand portfolio, the dynamism and ability of the organization to build and maintain strong relationships with customers, and the successful implementation of commercial activities.

“In the first quarter, both our Divisions reported solid growth across all geographic areas: it was another quarter of highly positive growth, confirming the acceleration witnessed in 2011,” commented Andrea Guerra, Chief Executive Officer of Luxottica.

“The results that we have achieved show that it is possible to seize growth opportunities wherever they present themselves; that, with passion and determination, we were able to  succeed in delivering extremely positive results even in regions currently considered to be challenging; and that it is fundamental to maintain excellent brands and talented people.

“We continued with our stable growth in both ‘traditional’ and ‘new’ emerging markets, which we believe represent incredible opportunities for our future. Highly gratifying results were reported in North America, where we successfully launched the new Coach collection and our retail brands also performed well.

“All of our brands are in excellent shape. The growth of both Ray-Ban, which this year is celebrating its 75th anniversary, and Oakley, which will take center stage at the London Olympic Games, continues at double-digit rates. Additionally, the entire portfolio of premium and luxury brands, led by Burberry, Tiffany and Prada, yielded solid results in the first quarter. The reorganization measures implemented in Australia also made an impact in the first quarter with comparable store sales5 at OPSM increasing by approximately 9%.

“We are also satisfied with the improvement shown in the operating margin for the period, increasing by 110 basis points at the Group level, confirming the validity of the measures the Group has taken in recent quarters.

“The results achieved in the first quarter of the year are an excellent foundation for the rest of 2012. Many of the markets in which we operate are in good shape, despite the difficult environment in the Mediterranean area of Europe where we see a degree of nervousness and fluctuations in trends, although Luxottica’s performance in this area remained positive in the quarter. As a result, we look towards the rest of the year with optimism, aware of the strength of our brands and the need to continue to be simple and fast in seizing the opportunities that present themselves.”

Consolidated results

Net sales for the first quarter of 2012 were €1,788.2 million, marking an increase of 14.9% compared to the same period of 2011 (+11.1% at constant exchange rates²). GMO and Tecnol, which joined the Group in July 2011 and January 2012, respectively, collectively contributed approximately €40 million in net sales.

Operating performance for the first quarter once again confirmed the trend in Group profitability, with more than proportional growth in this performance metric as compared with net sales. More specifically, adjusted EBITDA3,4 for the first quarter of 2012 rose by 22.1% over the same period of 2011, reaching €345.6 million. The adjusted EBITDA margin3,4 was therefore up from 18.2% recorded in the first quarter of 2011 to 19.3% in the first quarter of 2012.

Adjusted operating income3,4 for the first quarter of 2012 amounted to €258.2 million, up by 24.5%, as compared to the same period of 2011. The Group’s adjusted operating margin3,4 therefore rose from 13.3% in the first quarter of 2011 to 14.4% in the first quarter of 2012 (+110 bps).

Adjusted net income3,4 for the period was €145.9 million, up by 27.2%, from €114.7 million for the first quarter of 2011, corresponding to an adjusted earnings per share (EPS)3,4 of €0.32.

By carefully controlling working capital, the Group generated positive free cash flow4 (€36 million) in a quarter in which free cash flow has historically been negative. Following the closing of the Tecnol acquisition for approximately €90 million during the quarter, net debt4 remained essentially unchanged at March 31, 2012 at €2,047 million (€2,032 million at December 31, 2011).  The ratio of adjusted net debt to EBITDA 3,4 was 1.7x, unchanged from the ratio at year-end.

Overview of performance at the Wholesale Division

The ongoing success of Oakley and Ray-Ban in all markets, strong performance from the premium and luxury segment, the successful launch of the Coach-brand collections in North America along with the Wholesale Division’s consistent ability to promote each brand’s distinctive traits allowed Luxottica to achieve positive quarterly results in terms of both net sales and profitability.

The Division’s net sales rose to €726.8 million from €641.1 million in the first quarter of 2011 (+13.4% at current exchange rates and +11.9% at constant exchange rates2).

In terms of sales performance in Luxottica’s primary geographic markets, Luxottica saw markedly positive results in  North America, Brazil, India, China, Germany, France and Italy — all of which are key areas for Luxottica.

The Wholesale Division’s operating income amounted to €172.9 million, up by 17.0% compared with the €147.8 million reported in the first quarter of 2011, which also was successful for the Division. The operating margin stood at 23.8% compared to 23.1% in the first quarter of 2011 (+70 bps).

Overview of Performance at the Retail Division

Net sales for the Retail Division rose to €1,061.4 million from €915.0 million in the first quarter of 2011 (+16.0% at current exchange rates, +10.5% at constant exchange rates2).

In terms of  comparable store sales5, the optical business in North America made solid progress (+5.0%), driven by positive results from LensCrafters consistent with the upward trend reported in recent quarters and which is due, in part, to  an improving mix and a closer relationship with consumers, owing to the roll-out of the new digital sight measurement system Accufit. Licensed brands also yielded positive comparable store sales.

Comparable store sales5 of the optical business in the Asia-Pacific region increased 6.3%, benefiting from the measures taken in recent quarters and which are expected to yield their full effects in 2012. OPSM comparable store sales5 in Australia increased by approximately 9%. Favorable results were also reported by the Retail Division in Latin America and China, where both net sales and comparable store sales increased and where the sun segment is steadily increasing.

Sunglass Hut also continued its strong performance during the quarter with comparable store sales5 at the global level increasing by 9.6%.  Sunglass Hut’s results were driven by the success of initiatives launched during the period, the ability to attract more consumers and involve them in the brand experience and extremely favorable results in the United States (+10.3%) and South Africa.

The Retail Division’s adjusted operating income3,4 increased to €124.8 million in the first quarter of 2012, up by 29.0%, compared to the €96.8 million reported in the first quarter of 2011.  The adjusted operating margin3,4 for the Retail Division increased from 10.6% to 11.8% (+120 bps).

§

The Board of Directors also approved the merger of 100%-controlled subsidiary Luxottica STARS S.r.l into Luxottica Group S.p.A.

§

The results of the first quarter of 2012 will be discussed today at 6:30 p.m. (CET) during a conference call with the financial community. The presentation will be available via live webcast at www.luxottica.com.

The officer responsible for preparing the company’s financial reports, Enrico Cavatorta, declares, pursuant to Article 154-bis, Section 4, of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

www.luxottica.com

Notes on the press release

(1) All comparisons, including percentage changes, refer to the three months ended March 31, 2012 and March 31, 2011, respectively.

(2) Figures given at constant exchange rates have been calculated using the average exchange rate of the respective comparative period in the previous year. For further information, please refer to the attached tables.

(3) The adjusted data for the first quarter of 2012 does not include restructuring costs relating to the reorganization of OPSM amounting to an approximately €22 million adjustment to Operating Income and an approximately €15 million adjustment to Net Income.

(4) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted operating margin, free cash flow, net debt, the ratio of net debt to adjusted EBITDA, adjusted net income, adjusted operating income and adjusted earnings per share are not measures in accordance with IAS/IFRS. For addditional information on non-IAS/IFRS measures, please see the attached tables.

(5) Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,100 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Bvlgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2011, Luxottica Group posted net sales of more than €6.2 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of the current uncertain international economic outlook, the ability to successfully acquire new businesses and integrate their operations, the ability to predict future economic conditions and changes in consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other, political, economic and technological factors and other risks and uncertainties described in our filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2012 AND MARCH 31, 2011

In accordance with IAS/IFRS

(KEY FIGURES IN THOUSANDS OF EURO (1))	2012	2011	% Change

NET SALES	1,788,172	1,556,102	14.9%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	130,776	114,695	14.0%

BASIC EARNINGS PER SHARE (ADS) (2)	0.28	0.25	13.5%

(KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3))	2012	2011	% Change

NET SALES	2,343,936	2,128,748	10.1%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	171,421	156,903	9.3%

BASIC EARNINGS PER SHARE (ADS)(2)	0.37	0.34	8.7%

	2012	2011
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	462,217,203	459,932,593
(3) Average exchange rate (in U.S. Dollars per Euro)	1.3108	1.3680

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2012 AND MARCH 31, 2011

In accordance with IAS/IFRS

(KEY FIGURES IN THOUSANDS OF EURO (1))	2012	% of sales	2011	% of sales	% Change

NET SALES	1,788,172	100.0%	1,556,102	100.0%	14.9%
COST OF SALES	(622,564)		(554,453)
GROSS PROFIT	1,165,608	65.2%	1,001,648	64.4%	16.4%
OPERATING EXPENSES:
SELLING EXPENSES	(571,572)		(492,264)
ROYALTIES	(32,518)		(28,543)
ADVERTISING EXPENSES	(101,978)		(90,412)
GENERAL AND ADMINISTRATIVE EXPENSES	(202,207)		(162,644)
TRADEMARK AMORTIZATION AND OTHER	(20,818)		(20,368)
TOTAL	(929,093)		(794,232)
OPERATING INCOME	236,515	13.2%	207,416	13.3%	14.0%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(36,984)		(29,262)
INTEREST INCOME	5,417		2,087
OTHER - NET	(69)		(1,745)
OTHER INCOME (EXPENSES)-NET	(31,636)		(28,919)
INCOME BEFORE PROVISION FOR INCOME TAXES	204,880	11.5%	178,497	11.5%	14.8%
PROVISION FOR INCOME TAXES	(72,181)		(61,399)
NET INCOME	132,699	7.4%	117,098	7.5%	13.3%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	130,776	7.3%	114,695	7.4%	14.0%
- NON-CONTROLLING INTERESTS	1,923	0.1%	2,403	0.2%
NET INCOME	132,699	7.4%	117,098	7.5%	13.3%

BASIC EARNINGS PER SHARE (ADS):	0.28		0.25

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.28		0.25

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	462,217,203		459,932,593
FULLY DILUTED AVERAGE NUMBER OF SHARES	464,615,581		462,150,235

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

In accordance with IAS/IFRS

(KEY FIGURES IN THOUSANDS OF EURO)	March 31, 2012	December 31, 2011

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	1,277,788	905,100
ACCOUNTS RECEIVABLE - NET	843,464	714,033
INVENTORIES - NET	669,992	649,506
OTHER ASSETS	215,650	230,850
TOTAL CURRENT ASSETS	3,006,894	2,499,489

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,145,324	1,169,066
GOODWILL	3,101,140	3,090,563
INTANGIBLE ASSETS - NET	1,310,950	1,350,921
INVESTMENTS	8,252	8,754
OTHER ASSETS	140,807	147,625
DEFERRED TAX ASSETS	385,157	377,739
TOTAL NON-CURRENT ASSETS	6,091,630	6,144,667

TOTAL	9,098,523	8,644,156

CURRENT LIABILITIES:
BANK OVERDRAFTS	189,326	193,834
CURRENT PORTION OF LONG-TERM DEBT	686,893	498,295
ACCOUNTS PAYABLE	523,747	608,327
INCOME TAXES PAYABLE	82,824	39,859
OTHER LIABILITIES	662,072	632,932
TOTAL CURRENT LIABILITIES	2,144,863	1,973,247

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	2,448,872	2,244,583
LIABILITY FOR TERMINATION INDEMNITIES	44,427	45,286
DEFERRED TAX LIABILITIES	442,154	456,375
OTHER LIABILITIES	297,212	299,545
TOTAL NON-CURRENT LIABILITIES	3,232,664	3,045,789

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	3,709,305	3,612,928
NON-CONTROLLING INTEREST	11,691	12,192
TOTAL STOCKHOLDERS’ EQUITY	3,720,996	3,625,120

TOTAL	9,098,523	8,644,156

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2012 AND MARCH 31, 2011

- SEGMENTAL INFORMATION -

In accordance with IAS/IFRS

(In thousands of Euro)	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2012

Net Sales	726,794	1,061,378		1,788,172
Operating Income	172,919	103,157	(39,560)	236,515
% of Sales	23.8%	9.7%		13.2%
Capital Expenditures (1)	22,758	52,864		75,622
Depreciation & Amortization	23,112	43,461	20,818	87,390

2011

Net Sales	641,127	914,975		1,556,102
Operating Income	147,819	96,755	(37,159)	207,416
% of Sales	23.1%	10.6%		13.3%
Capital Expenditures	17,420	40,467		57,887
Depreciation & Amortization	20,718	34,470	20,368	75,556

Notes :

(1) In 2012, Capital Expenditures include finance leases of the Retail division of Euro 14.2 million. Capital Expenditures excluding finance leases were Euro 61.4 million.

Non-IAS/IFRS Measures: Adjusted measures

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, operating income, operating margin, net income and earnings per share.

For comparative purposes, management has adjusted each of the foregoing measures by excluding non-recurring OPSM reorganization costs of approximately €22 million.

In addition, we have made adjustments to fiscal year 2011 measures for comparative purposes as described in the footnotes to the tables that contain such fiscal year 2011 data.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).  We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted comparisons due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitation by using these adjusted measures as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IAS/IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IAS/IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group

	1Q 2012					1Q 2011
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS
Reported	1,788.2	323.9	236.5	130.8	0.28	1,556.1	283.0	207.4	114.7	0.25
> Adjustment for OPSM reorganization		21.7	21.7	15.2	0.04
Adjusted	1,788.2	345.6	258.2	145.9	0.32	1,556.1	283.0	207.4	114.7	0.25

Retail Division

	1Q 2012					1Q 2011
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS
Reported	1,061.4	146.6	103.2	n.a.	n.a.	915.0	131.2	96.8	n.a.	n.a.
> Adjustment for OPSM reorganization		21.7	21.7
Adjusted	1,061.4	168.3	124.8	n.a.	n.a.	915.0	131.2	96.8	n.a.	n.a.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

(Millions of Euro)	1Q 2011	1Q 2012	FY 2011	LTM March 31, 2012
(Net income)/(loss)	114.7	130.8	452.3	468.4
(+)
Net income attributable to non-controlling interest	2.4	1.9	6.0	5.5
(+)
Provision for income taxes	61.4	72.2	237.0	247.8
(+)
Other (income)/expense	28.9	31.6	111.9	114.6
(+)
Depreciation & amortization	75.6	87.4	323.9	335.7
(+)
EBITDA	283.0	323.9	1,131.0	1,172.0
(=)
Net sales	1,556.1	1,788.2	6,222.5	6,454.6
(/)
EBITDA margin	18.2%	18.1%	18.2%	18.2%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

(Millions of Euro)	1Q 2011	1Q 2012	FY 2011(1)	LTM March 31, 2012(1)
Adjusted net income/(loss)	114.7	145.9	455.6	486.9
(+)
Net income attributable to non-controlling interest	2.4	1.9	6.0	5.5
(+)
Adjusted provision for income taxes	61.4	78.7	247.4	264.7
(+)
Other (income)/expense	28.9	31.6	111.9	114.6
(+)
Adjusted depreciation & amortization	75.6	87.4	315.0	326.8
(+)
Adjusted EBITDA	283.0	345.6	1,135.9	1,198.4
(=)
Net sales	1,556.1	1,788.2	6,222.5	6,454.6
(/)
Adjusted EBITDA margin	18.2%	19.3%	18.3%	18.6%
(=)

(1)The adjusted figures exclude the following measures:

(a) an extraordinary gain of approximately €19 million related to the acquisition, in 2009, of a 40% stake in Multiopticas Internacional;

(b) non-recurring costs related to Luxottica’s 50th anniversary celebrations of approximately €12 million, including the adjustment relating to the grant of treasury shares to Group employees;

(c) non-recurring restructuring and start-up costs in the Retail Division of approximately €11 million; and

(d) non-recurring OPSM reorganization costs of approximately €9.5 million in 2011 and €22 million in 2012.

Non-IAS/IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio:  Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities.

The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). xWe include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•                  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the table on the preceding pages.

Non-IAS/IFRS Measure: Net debt and Net debt /  EBITDA

(Millions of Euro)	Mar. 31, 2012	Dec. 31, 2011
Long-term debt (+)	2,448.9	2,244.6
Current portion of long-term debt (+)	686.9	498.3
Bank overdrafts (+)	189.3	193.8
Cash (-)	(1,277.8)	(905.1)
Net debt (=)	2,047.3	2,031.6
EBITDA	1,172.0	1,131.0
Net debt/EBITDA	1.7x	1.8x
Net debt @ avg. exchange rates (1)	2,006.5	1,944.4
Net debt @ avg. exchange rates (1)/EBITDA	1.7x	1.7x

(1) Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IAS/IFRS Measure: Net debt and Net debt / Adjusted EBITDA

(Millions of Euro)	Mar. 31, 2012 (2)	Dec. 31, 2011 (2)
Long-term debt (+)	2,448.9	2,244.6
Current portion of long-term debt (+)	686.9	498.3
Bank overdrafts (+)	189.3	193.8
Cash (-)	(1,277.8)	(905.1)
Net debt (=)	2,047.3	2,031.6
LTM Adjusted EBITDA	1,198.4	1,135.9
Net debt/LTM Adjusted EBITDA	1.7x	1.8x
Net debt @ avg. exchange rates (1)	2,006.5	1,944.4
Net debt @ avg. exchange rates (1)/LTM EBITDA	1.7x	1.7x

(1)	Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.
(2)	The adjusted figures exclude the following measures:
(a) an extraordinary gain of approximately €19 million related to the acquisition, in 2009, of a 40% stake in Multiopticas Internacional;
(b) non-recurring costs related to Luxottica’s 50th anniversary celebrations of approximately €12 million, including the adjustment relating to the grant of treasury shares to Group employees;
(c) non-recurring restructuring and start-up costs in the Retail Division of approximately €11 million; and
(d) non-recurring OPSM reorganization costs of approximately €9.5 million in 2011 and €22 million in 2012.

Non-IAS/IFRS Measures: Free Cash Flow

Free cash flow net represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include it in this presentation in order to:

•                  Improve transparency for investors;

•                  Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

•                  Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•                  Properly define the metrics used and confirm their calculation; and

•                  Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

•                  The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

•                  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

•                  Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure.

Non-IAS/IFRS Measure: Free cash flow

(Millions of Euro)	1Q 2012
EBITDA (1)	346
Δ working capital	(203)
Capex	(61)

Operating cash flow	81
Financial charges (2)	(32)
Taxes	(13)
Extraordinary charges (3)	(0)

Free cash flow	36

(1) EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income

(2) Equals interest income minus interest expense

(3)  Equals extraordinary income minus extraordinary expense

Major currencies

Average exchange rates	Three months ended	Twelve months ended	Three months ended
per € 1	March 31, 2011	December 31, 2011	March 31, 2012

US$	1.36799	1.39196	1.31082

AUD	1.36135	1.34839	1.24247

GBP	0.85386	0.86788	0.83448

CNY	9.00284	8.99600	8.26924

JPY	112.57031	110.95860	103.99323

April 27, 2012 Ordinary Stockholders Meeting — Voting results

1. Approval of the Statutory Financial Statements as at December 31, 2011

Shares represented n. 358,082,248, equal to 76.39% of the issued share capital

346,469,361 votes in favor, equal to 96.76 % of votes represented and 73.91 % of the issued share capital;

12,614 votes against equal to 0.0035% of votes represented and 0.0027% of the issued share capital;

240,015 abstentions, equal to 0.067% of votes represented and 0.0512 % of the issued share capital;

11,360,258 shares did not vote.

2. Allocation of net income and distribution of dividends payable in part out of the extraordinary reserve

Shares represented n. 358,082,248, equal to 76.39% of the issued share capital

356,871,450 votes in favor, equal to 99.66% of votes represented and 76.14% of the issued share capital;

5,721 votes against, equal to 0.0016 % of votes represented and 0.0012% of the issued share capital;

694,077 abstentions, equal to 0.19% of votes represented and 0.15% of the issued share capital;

511,000 shares did not vote.

3. The election of the Board of Directors for the 2012-2014 term

a) Determination of the number of members of the Board of Directors;

Shares represented n. 358,082,248, equal to 76.39% of the issued share capital

354,001,904 votes in favor, equal to 98.86% of votes represented and 75.52% of the issued share capital;

258,724 votes against, equal to 0.0723% of votes represented and 0.055 % of the issued share capital;

3,090,620 abstentions, equal to 0.86% of votes represented and 0,66% of the issued share capital;

731,000 shares did not vote.

b) Election of the Directors

Shares represented n. 358,082,248, equal to 76.39% of the issued share capital

333,226,906 votes in favor of list n.1, equal to 93.06% of votes represented and 71.090% of the issued share capital;

18,625,021 votes against, equal to 5.2% of votes represented and 3.97% of the issued share capital;

5,179,217 abstentions, equal to 1.45 % of votes represented and 1.105% of the issued share capital;

1,051,104 shares did not vote.

c) Determination of their remuneration

Shares represented n. 358,082,248, equal to 76.39% of the issued share capital

329,145,537 votes in favor, equal to 91.92% of votes represented and 70.22 % of the issued share capital;

15,483,671 votes against, equal to 4.32% of votes represented and 3.303% of the issued share capital;

12,401,936 abstentions, equal to 3.46% of votes represented and 2.65% of the issued share capital;

1,051,104 shares did not vote.

4. The election of the Board of Statutory Auditors for the 2012-2014 term

a) Election of the Statutory Auditors

Shares represented n. 358,082,248, equal to 76.39% of the issued share capital

326,916,228 votes in favor of list n.1, equal to 91.3% of votes represented and 69.74% of the issued share capital;

22,845,110 votes in favor of list n. 2, equal to 6.38 % of votes represented and 4.87% of the issued share capital;

7,614,153 votes against, equal to 2.13% of votes represented and 1.62% of the issued share capital;

706,507 abstentions, equal to 0.197% of votes represented and 0.15% of the issued share capital;

250 shares did not vote.

b) Determination of their remuneration

Shares represented n. 358,082,248, equal to 76.39% of the issued share capital

350,377,500 votes in favor, equal to 97.85% of votes represented and 74.75% of the issued share capital;

4,642,054 votes against, equal to 1.3% of votes represented and 0.99% of the issued share capital;

3,062,694 abstentions, equal to 0.86 % of votes represented and 0.65% of the issued share capital;

0 shares did not vote.

5. The amendment of the remuneration arrangement for the Company’s independent registered public accounting firm, PricewaterhouseCoopers S.p.A., for the 2012-2020 term.

Shares represented n. 358,082,248, equal to 76.39% of the issued share capital

356,282,305 votes in favor, equal to 99.5% of votes represented and 76.009% of the issued share capital;

17,017 votes against, equal to 0.0048 % of votes represented and 0.0036% of the issued share capital;

1,271,926 abstentions, equal to 0.36 % of votes represented and 0.27% of the issued share capital;

511,000 shares did not vote.

6. An advisory vote on the first section of the remuneration report in accordance with article123-ter, paragraph 6 of Legislative Decree no. 58/1998.

Shares represented n. 358,082,248, equal to 76.39% of the issued share capital

336,021,462 votes in favor, equal to 93.84% of votes represented and 71.69% of the issued share capital;

19,179,855 votes against, equal to 5.36% of votes represented and 4.09% of the issued share capital;

2,049,827 abstentions, equal to 0.57% of votes represented and 0.44% of the issued share capital;

831,104 shares did not vote.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: May 8, 2012		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER